EXHIBIT 99.1

WeRide Announces CEO’s Voluntary Lock-Up to Reinforce Long-Term Commitment as Company Launches Hong Kong IPO

NEW YORK, Oct. 28, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that Dr. Tony Han, Founder, Chairman of the Board and CEO of the Company, has voluntarily committed to a three-year lock-up, effective as of October 28, 2025, covering all shares of the Company’s share capital or securities convertible into, exchangeable, or exercisable for any share of the Company’s share capital directly or indirectly owned or controlled by him (the “Shares”).

During the lock-up period, Dr. Han will not sell, transfer, pledge, or otherwise dispose of any of the Shares, except as may be required by applicable law.

“I am fully committed to WeRide’s long-term vision and global expansion,” said Dr. Han. “This commitment reflects my confidence in the Company’s fundamentals and long-term growth, and will further reinforce long-term shareholder confidence and support sustainable value creation.”

This announcement follows WeRide’s launch of its Hong Kong Initial Public Offering (HKIPO) today under the stock code 0800. The Company plans to issue 88,250,000 Offer Shares in the transaction (pre-greenshoe), ahead of its anticipated listing on the Hong Kong Stock Exchange (HKEX) on November 6, 2025. Upon listing, WeRide will operate under a dual primary listing structure (NASDAQ: WRD, 0800.HK).

As part of WeRide’s HKIPO, strategic players including Uber, Grab and Bosch have indicated demand to participate as anchor investors. The participation of these tech giants not only provides strong capital backing, but signals deep collaboration across technology, markets, ecosystem, and global operations to advance large-scale commercialization of WeRide's autonomous vehicles. The Company had also previously received strategic investments from global top-tier industry partners such as Uber, NVIDIA, Bosch, and Renault-Nissan.

WeRide is the only tech company with vehicles holding autonomous driving permits in 7 countries. Its vehicles have been deployed in over 30 cities across 11 countries, including China, the UAE, Saudi Arabia, Switzerland, France, Singapore and Japan. The Company currently has a global fleet of over 1,500 AVs and more than 700 Robotaxis.

Reflecting the Company’s rapid growth and increasing market traction, WeRide posted strong financial results for Q2 2025:

  Total revenue grew 60.8% year-over-year (YoY) to RMB127.2 million (US$17.8 million) in 2Q2025, demonstrating undisputed and accelerating commercial momentum.
    2Q2025 Robotaxi revenue grew 836.7% YoY to RMB45.9 million (US$6.4 million) in 2Q2025, the highest-ever quarterly Robotaxi revenue since Company inception;
    The highest quarterly Robotaxi revenue concentration since 2021, with 36.1% of total revenue in 2Q2025 from Robotaxi business;
  Gross Profit grew 40.6% YoY to RMB35.7 million (US$5.0 million) in 2Q2025, with an industry-leading margin of 28.1%.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in seven markets: China, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit https://www.weride.ai.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Media Contact
pr@weride.ai